Filed by Strive, Inc.

(Commission File No.: 001-41612)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

The following communication was posted on X.com by Logan Beirne, Chief Legal Officer of Strive, Inc. (“Strive”), and Matthew Cole, Chief Executive Officer of Strive and Pierre Rochard, Board Member of Strive, reposted it on September 26, 2025, in connection with Strive’s proposed business combination with Semler Scientific, Inc. (“Semler Scientific”). A link to the episode is here: https://x.com/APompliano/status/1971379124292751362

Is the Bull Market Over Bitcoin... EXPLAINED - Anthony Pompliano

https://x.com/APompliano/status/1971379124292751362

Jeff Park  00:00

There's a lot of people you mentioned earlier. They think the bull markets over there's, I think, some degree of kind of disappointment that Bitcoin is lagging so much, right? I mean, if you look at all the other gold bugs, they're beating us. It's gold bugs. But I think sometimes these are actually the coil spring effects, as I've observed, that really can create some meaningfully strong moves and a rapid pace. The fact that I'll share with you is that actually, I haven't seen many people talk about it, but

Anthony Pompliano  00:30

what's going on? Guys Today, we got a great episode with Jeff Park. Jeff is a partner and Chief Investment Officer at pro cap BTC, and in this conversation, we talk about what's going on with Bitcoin, Bitcoin treasury, M A between Semler and Strive. Then we get into the recent liquidation in the Bitcoin market. Price went down a lot. Should we be concerned? Is the bull market over? And then, of course, we talk about stable coins and the fact that tether is raising money at a $500 billion valuation, that's a big number. And so go into all the insights there as well. Here's my latest conversation with Jeff Park. All right, Jeff, I thought a great place to start the conversation is the big news, Semler Scientific being acquired by Strive in an all stock deal. I think this is kind of the kickoff of m and a season in the Bitcoin treasuries. What's your read on this? Like, how do you kind of evaluate the pros, the cons and everything in between? Yep, yep, the pros. I think here is what we've known all along, which is that this is a race

Jeff Park  01:25

to scale and opportunistically, from time to time, you have the chance to get a large chest of Bitcoin all at once. And historically, people have talked about whether there's some intangible value also prescribed to MicroStrategy for having accumulated so much on Bitcoin that you couldn't really access that as a block trade. Right? Sometimes, I think people conflate this idea that Bitcoin trades at a particular price in a day, and you can basically buy bitcoin over a certain amount of period of time and accumulate it at such a price, but we know at scale, that's never the case. You move the market. So actually, the chance to grow a substantial war chest all at once this early in the race of building the Treasury. Accumulation strategy is pretty meaningful, and I think that's what Semler and the Strive team recognize as an opportunity. So I think on one hand, it shows you that we're still very early where the number one priority is to grow as much Bitcoin as you can, to scale, to unleash the operational capabilities beyond that. And so I think it's an exciting reflection of where the industry is at this moment in time. Now, when you think about the deal structure, all stock seems to be a core component of it, and then also directionally, it looks like Strive was at like, 3.6 times M nav, and Semler was more kind of trading around m nav, but by paying 210% premium, it looks like there's kind of some

ARB where the Semler shareholders are very excited because they're getting paid 200% more than what this market was valuing them at. But it still makes economic sense for the Strive team, right? Yeah. Essentially, in any situation, there's a close ended formula for what merger ARB should price itself, for, which is that if everything is priced off of a stock value, then there is a known fixed rate. In this case, it's, I think, something close to 20 to one, in which you can actually go long one versus short the other and find that to be pricing a return on your time and capital for where you assign the deal probability itself, right as in, the deal will go through or the deal might break. And you actually have a have a formula there to to understand the chance of the deal getting approved. The tricky thing here is, if you take just the rate alone today, it would almost imply as if the deal is not going to get through, because it feels like it's implying too much of a free money dynamic on the table. So for example, if you were at deal announcement, able to go long, Semler and short, Strive to box to merger, arbitrary, 20 to one your return there, I think, was north of 100% so that tells you a couple of things. One, maybe you actually can't borrow capacity of one of the stocks to actually be able to go short. Strive. That could be a market pricing and liquidity question. And then the second dynamic would be, people actually don't think the deal is going to happen, and therefore is underwriting a deal. But underwriting a deal break. I don't think that's the case, but I think what it's showing you is that the market is still wrapping their head around a variety of different dimensions. One they've never seen a deal before, where the premium that is being priced based on Fiat is actually weaponizing the Bitcoin value as an M nav contract itself, like Wall Street has not seen that. And then the second part is underwriting the deal closed from the aspects of where that dilution and inclusion is going to come from, which shareholder to who and Who's in favor of that deal, I think, is a little bit kind of challenging to know at the very beginning as well, without that terminal conviction that the goal is.

Anthony Pompliano  05:00

Mutually beneficial for both parties, ultimately, because both parties want more Bitcoin and a balance sheet going forward. Now, when you think about these companies coming together, Strive has a traditional business in the asset management space. Semler has a medical business. They explicitly call out in the transaction documents, in an announcement, that they are going to essentially spin out the medical business, or they'll figure out kind of what to do with it later. So it does feel like, Hey, this is us just getting another 5000 Bitcoin. If you're Strive onto their balance sheet, they now cross over 10,000 Bitcoin. Yeah, there's a couple of kind of key milestones here, but the speed at which they're doing this, right? They've only been public for a week or two. You know, kind of deal closed. Is impressive? Yeah, definitely impressive. My first thought when I read the PR was man poor Logan Byrne, the chief legal officer at Strive, was probably getting slammed left and right for all the deal consummations to be out. You may remember, even the week prior, they acquired true north, which is going to be used as a form of their media platform to communicate with investors too. So they've been on a tear. And actually, I think we need more of that energy where people are willing to take different kinds of risks in corporate actions, but also strategic decisions to show investors what's possible that might not have been demonstrated before. And I think of Matt as somebody who is also a fiduciary. At his heart, he was coming from the world's biggest pension as a fiduciary. So I think having someone like him as a stalwart to bring upon that movement of corporate takeover for Bitcoin accumulation is a strong signal, and it's up to now the investors to vote on it as it comes through. But I think that generally, people will see alignment that this is actually good for both parties. Do you expect the M and A to also affect the private market as well? Like, will we start seeing some of these public companies buying the private companies, private companies in terms of, I mean, there's plenty of private companies that have Bitcoin on their balance sheet, right? Public I think people look at it, they say, you know, it's pretty complex to have two public companies do a merger like this. You got a shareholder vote, et cetera. If Semler was private and had 5000 Bitcoin sitting on their balance sheet, why couldn't somebody come in and buy them in the private market?

Jeff Park  07:10

Yeah, I think having some scale is important there. So you'd have to find like a private company whose value is mostly driven by that balance sheet relative to the operating business, you know, I think it's also like a capital formation strategy at some level as well, right? There are certain things that Strive investors will tolerate as a good thing, and there are some things for which they might not think is possible. And so, you know, in an ideal world, if you think about the journey of raising capital to buy more Bitcoin, the best thing you can do is actually just raise more money and buy one for one Bitcoin, right? That's actually the best thing. So the ability to do it through a stock introduces some dynamic like component as to like, how much leverage Are you getting per dilution of Strive shares? But to your point, the arbitrage here is that Strive is trading at a strong multiple that can afford them the chance to do that, whether they will let you do that for a private company that has subscale amount of bitcoin, for a more profitable like operating business, is one that the M nav math isn't nearly as clear, because in that scenario, we're really talking about not necessarily acquiring More Bitcoin, but the possibility of, like, a profitable cash flow generating operating business that's private, that actually can generate Bitcoin yield in a different, organic fashion. So, you know, I think this is, this is really unique, because Semler was trading, I think around point nine, maybe a little below m nav as well. And so there is the sense of there being an arbitrage, if you're able to collapse that spin off the medical company and really kind of take Bitcoin for what it is. But I don't know if there's any other kind of private companies that have built their war chest on just Bitcoin accumulation, without an operating business that they wanted to keep otherwise, yeah, it's harder in the private market, right? I think Bitcoin liquidation like one of the biggest liquidations we've seen recently. What's your take on? Because price going down, everyone freaking out online and this big liquidation, yeah, yeah. If you follow some folks on Twitter, they'll say the cycle is over, which is crazy, because I think we're just at the back it up, boys. But it is jarring, right? Because I think it was a pretty large liquidation. I believe it was the largest year to date, Bitcoin has seen something close to $2 billion and it did wake us down from 117 118 K all the way to 112 pretty, pretty fast. So it is jarring. But anyone who's been around Bitcoin long enough knows these things are actually fairly typical, apart for the course, what's I think interesting is it did also elevate in play volatility as a result, for the first time in a while. So it jumped from what was already a very low denominator starting point in the low 30s to maybe like mid high 30s. Funnily enough, it's all coming back in again. And so I think the market is pricing in further inaction from this price point or more optimism that there isn't going to be more liquidation to income. Through. So why did it happen? Timing wise, I think the most notable reality is it's right after FOMC, and there was some leverage built into the system for perhaps people having expectations that the rate cut would signal a start of a cycle. But what Powell ended up coming online to share on Monday was that this was a risk management decision, right? This wasn't actually to initiate further rate cutting cycle, even though, I think everyone in the market believes it will be, and is the case. But Powell did hedge that this was more preemptive than not, from a risk management perspective, not to signify the start of something new, and I think that that kind of threw people off course right, because there are others that would have gone for three more cuts to come by the end of the year, 50 to 75 bips. And that puts that now at risk. But then you also quickly had Moran come online and say he actually fundamentally disagrees and believes a neutral rate actually just needs to be a lot lower. And if that's the case, you know we're nowhere near the end of any rate cutting cycle. So I think some of this, I think, will just have to play in itself out. And what we're still seeing is a relentless demand for gold. And the thing with Bitcoin is gold is good, and when gold is good, there's other kind of risk off assets that can traffic alongside that correlation. CHF is one of them, the Swiss franc, and that also has been a very strong performer this year. And so I think there is this general kind of worry of risk off sentiment, looking for a store of value. But also, the thing with Bitcoin, even though it benefits from that is it's also sometimes perceived as like a risk on asset. So it does have correlation to equities as well. And so if we think that there's actually going to be an economic contraction, I think Bitcoin does participate at some level in that volatility as part of it. And so it's a little bit sometimes schizophrenic as to figuring out which version it wants to play out, and that's maybe what we're seeing this particular window you might have seen the equity markets even today. Wednesday was very volatile, and I think we'll be a little bit even though, historically, one would say this is a pretty strong September, even for equity markets. Today's episode is brought to you by core. You can earn yield on your Bitcoin by just holding your Bitcoin. It's simple. Core, the leading Bitcoin scaling solution, will reward you for not selling your Bitcoin. It's not magic. Here's how it works. Core is a protocol secured by elected validators. You can help elect validators and secure the network by simply locking up your Bitcoin on the Bitcoin Blockchain, no bridging, no lending and just holding. When your validator secures core, it earns rewards fueled by network activity and passes them back to you as yield with a minimum lockup of just one day. When the Time Lock ends, you get your Bitcoin back untouched, steal your keys, steal your coins. Now your yield for even higher rates, stake core alongside your Bitcoin and multiply your yield. And if you want to see what your bitcoin is securing, join millions of others and exploring the largest Bitcoin defy ecosystem. There are over 100 live apps in the network and the deepest liquidity in all of Bitcoin defy, get off zero and start earning yield on even just 1% of your Bitcoin by going to stake. Dot core, dow.org/pump,

Anthony Pompliano  13:16

again, that's stake. Dot core, dow.org/pump, or go click the link in the link in the description. Well, what's interesting is Paul during the press conference around the FOMC meeting, he was very measured, right? He was very intentional with his words. This week, he's out there saying all kinds of stuff, right? Like, it's almost like, hey, when the when the lights are on inside the stadium, right? I'm gonna be very careful. All of a sudden he's back at practice, right? And he's just going on, he's, like, easing cycles. And, I mean, he's saying all the things I think people wanted him to say in the press conference, but he almost feels safer saying them to a reporter that then gets kind of, you know, out there via an article or something like that. So do you read into like, why didn't he say it at the press conference if he's now willing to say it, you know, a week later, it's funny, I think there's part of him that wants to

Jeff Park  14:03

also like maybe leave a more meaningful legacy, beyond his duty at the core as Fed chairman, but also as a citizen, as a patriot, as an American, and wanting to convey a sense for the things he worries about. I mean, one of the things that caught me from his speech earlier this week, was how he commented on the labor market, where he's lamenting the fact that young people, going forward, will have to acquire more skills. I thought it was a pretty jarring thing to say when you talk about unemployment rate as one of the North Stars of terming a Fed rate policy, that for the first time, like he's actually talking about the quality of employment, like the need for high skills for young people to have relevance in the labor market to come, is a pretty profound thing to share. I would almost think it's a little political at some level too. But that kind of, I think. Showed you inside, maybe the inner struggle that Powell is also dealing with that Chairman persona, which he has to be

Anthony Pompliano  15:06

meticulous and technocratic, but really also fully recognizing that the fabric of those constitutions in unemployment data and inflation has changed. So I think that's a little bit of what we I think that's actually the part that makes the debate so one sided. Now, right? It used to be okay, look at the job data, and everyone's like, we're looking at the same thing, but you're not looking at the same thing now, right? If you look at it through the old lens, you're like, oh my god, jobs, whatever you look at it through the new lens, you're like, artificial intelligence is whacking me in the forehead right now and telling me this is working. Companies are becoming more profitable. They're doing with less employees. Like, you know, he's saying, Hey, you gotta up school your job. Like, you know, all these components in this new world. I almost wish you could do, like, a spectrum, you know, measurement, right? Of like, how many people view the job data the way they've been viewing their entire career, and it's been doing it for 2030, years, and they're just like, ah, jobs look pretty bad. Jobs look pretty bad. Yeah, we should cut rates. And then I think a bunch of young people are like, dude, all my friends can't find jobs. Because literally, the thing that they were going to go do with that business now a computer can do, and that's not good for us, right? Like we.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Exchange Act and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Scientific or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing;

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the Securities and Exchange Commission (the SEC) on September 12, 2025 (including the documents incorporated by reference therein), Semler Scientific’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Scientific with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC other relevant documents concerning the proposed transaction. A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction. Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Semler Scientific, their ownership of Semler Scientific common stock, and Semler Scientific’s transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Scientific’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.